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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
                       For Period Ended December 31, 1999


PART I--REGISTRANT INFORMATION

                        INTERNATIONAL REALTY GROUP, INC.
                            (Full Name of Registrant)

                             Av. Constituyentes 647
                               Mexico, D.F. 11810
  (Address, including city, state and zip code, of Principal Executive Office)


PART II--RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [X] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

The filing of the subject Form 10-KSB could not be accomplished by the filing date without unreasonable effort or expense due to delays in the completion of the Company's audit for the fiscal year ended December 31, 1999 and the preparation of the textual portions of the subject Form 10-KSB, resulting from:
(i) the change in the Company's accountants from Tubbs & Bartnick, P.A. to Stark Tinter & Associates, LLC on February 28, 2000; (ii) the significant involvement of the Company's management in the sale of its wholly-owned subsidiary, Appraisal Group International, Inc.; and (iii) the resignation of the Company's President on December 31, 1999.



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PART IV--OTHER INFORMATION

                             Carlos D. Heredia, Esq.
                                Baker & McKenzie
                        101 West Broadway, Twelfth Floor
                           San Diego, California 92101
                                 (619) 236-1441
 (Name and telephone number of person to contact in regard to this notification)

         Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No


         International Realty Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized on March 30, 2000.

                                INTERNATIONAL REALTY GROUP, INC.




                                By: /s/ Jaime Serra Pliego
                                    -------------------------------------------
                                    Jaime Serra Pliego, Chief Executive Officer



                                       2

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United States Securities and Exchange Commission
Washington, D.C. 20549

Gentlemen:

We were retained by International Realty Group, Inc. and Subsidiaries on February 28, 2000 as independent auditors to report on the consolidated financial statements at December 31, 1999 and for the fiscal year then ended. We have endeavored, with the cooperation of the Company, to obtain the necessary information to meet the filing requirements for Form 10-KSB, both as to form and timeliness. Due to the amount of time necessary to plan and perform our auditing procedures and the extensive amount of information requested by us from the Company and third parties, we do not have all of the necessary information to complete the audit and, as such, we will be unable to complete our audit by March 30, 2000, which is the required filing date for the Company's annual report.



/s/ Stark Tinter & Associates, LLC
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Stark Tinter & Associates, LLC